UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                               SCHEDULE 13D/A


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)


                             Exide Technologies
---------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)
                                 302051206
                            ------------------
                               (CUSIP Number)

                       Sandell Asset Management Corp.
                            40 West 57th Street
                                 26th Floor
                             New York, NY 10019
                Attention : Michael Fischer, General Counsel
                                212-603-5700
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                             November 10, 2004
                        ---------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

This is Amendment No. 1 to the Schedule 13D filed jointly by Castlerigg Master Investments Ltd., a British Virgin Islands Company, Sandell Asset Management Corp., a British Virgin Islands Company ("SAMC"), Castlerigg International Limited, a British Virgin Islands Company, Castlerigg International Holdings Limited, a British Virgin Islands company, and Thomas E. Sandell, a citizen of Sweden (together, the "Reporting Persons"), on November 8, 2004 (the "Schedule 13D") and relates to 1,799,218 shares of common stock, par value $0.01 per share (the "Shares"), of Exide Technologies, a Delaware corporation ("Exide"). The following items in the
Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the acquisition of the Shares is for investment purposes, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of Exide.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional shares of Exide common stock or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Consistent with the investment purpose, representatives of SAMC have recently engaged in preliminary discussions with members of the board of directors of Exide, as well as with several shareholders of Exide, regarding Exide, including but not limited to its operations and board composition. The Reporting Persons may engage in further communications with one or more shareholders of Exide, one or more officers of Exide, one or more members of the board of directors of Exide and/or one or more representatives of Exide on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions SAMC might make may affect control of Exide and/or may relate to any of the following: changes to the board of directors or management of Exide, the merger, acquisition or liquidation of Exide, the divestiture of certain assets of Exide, a change in the present capitalization or dividend policy of Exide or a change in Exide's charter or by-laws.

On November 10, 2004, SAMC sent a letter to the executive committee of Exide's board of directors requesting a meeting to discuss various topics aimed at enhancing shareholder value, including changes in the size and composition of Exide's board of directors. A copy of this letter is attached hereto as Appendix IV.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Appendix I: List of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days.*

Appendix II: Joint Filing Agreement.*

Appendix III: Instruction C Person Information.*

Appendix IV : Letter to the Executive Committee of the Board of Directors of Exide Technologies, dated November 10, 2004.


*Previously filed with the Schedule 13D filed on November 8, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:  November 12, 2004        CASTLERIGG MASTER INVESTMENTS LTD.


                                     By: Sandell Asset Management Corp.
                                           As Investment Manager


                                           By:/s/ Thomas E. Sandell
                                           ----------------------------
                                           Thomas E. Sandell
                                           Title: Director



                                     SANDELL ASSET MANAGEMENT CORP.


                                           By:/s/ Thomas E. Sandell
                                           ----------------------------
                                           Thomas E. Sandell
                                           Title: Director



                                     CASTLERIGG INTERNATIONAL LIMITED


                                           By:/s/ Thomas E. Sandell
                                           ----------------------------
                                           Thomas E. Sandell
                                           Title: Director



                                     CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                                           By:/s/ Thomas E. Sandell
                                           ----------------------------
                                           Thomas E. Sandell
                                           Title: Director



                                           /s/ Thomas E. Sandell
                                           ----------------------------
                                           Thomas E. Sandell